SPEIZMAN YARN MACHINES AGREEMENT
                       TO BE THE EXCLUSIVE DISTRIBUTOR FOR
                     MARZOLI IN THE UNITED STATES AND CANADA



1. Speizman Yarn Machines will become the exclusive distributor for all Marzoli and Vouk products in the United States and Canada. Speizman would not purchase shares of Marzoli International. Speizman is buying certain assets and assuming certain commitments as outlined below.

2. Sales of machines, sales of spare parts, technical assistance (both mechanical and electronic) for customers in the territory, advertising, local exhibitions not including international exhibitions, financing of customers, responsibility for collections of accounts.

3. Speizman will pay for the transportation of machines to the show and return to Italy. Marzoli should pay the expenses for the erection people who come from Italy to set up for the show.

4. For the time being, Speizman will purchase the parts and machines CIF Charleston, South Carolina, or CIF Canadian port, payable against a 60-day irrevocable letter of credit from shipment. In the future, in order to be more price competitive, Speizman may want to buy these machines crated sea shipment FOB Vouk and Marzoli's plant. However, for the first few deals, I think it would safer for both of us to continue with the CIF Charleston, South Carolina or Canadian port. Included in the CIF price, Marzoli and Vouk agree to pay for the cost of the assembly and start-up technicians.

5. Speizman will be responsible for training mill personnel, either with its own technicians or by paying for such technicians to come from Marzoli or Vouk. Speizman will send technicians to Marzoli and Vouk for training. Marzoli and Vouk agree to give the people that we send for training someone who can speak English to help instruct them. The Customer and/or Speizman will pay for transportation, salary, food and lodging for these technicians. Marzoli and Vouk will pay for the lunches. Marzoli and Vouk commit to have people available at the time that these technicians come to devote their full attention to training them.

6. Speizman will be responsible for maintaining an acceptable of spare parts, both mechanical and electric, as well as electronic, in the U.S. and Canadian offices. Speizman may, from time to time, buy parts domestically if the prices are much cheaper in the U.S. than they are from Italy, particularly if this expedite shipment of the parts and they are comparable to the parts supplied from Italy.

7. Speizman will promote the sale of equipment through direct sales with sales representatives and trade magazines in their territory. If a customer in the territory purchases a Marzoli or Vouk machine from Speizman and ships them to Mexico,
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         Speizman will make the sale. If a U.S. or Canadian customer goes to
         Mexico and buys a Marzoli or Vouk machine, then Speizman will not receive credit for the sale.

8. Marzoli and Speizman agree to the following disposition of the assets currently at Marzoli USA:

         A. All personnel. Effective August 1, 1998, Speizman Yarn Machines will be responsible for the salaries, commissions and all expenses of all personnel currently employed by Marzoli USA. Speizman will have the exclusive right to hire and dismiss all personnel in the USA and Canadian operations.

         B. All current office equipment owned by Marzoli International will be reviewed by both Marzoli Italy and Speizman and Speizman will pay a fair price based on current market condition for that equipment which Speizman will need to continue the operation of Marzoli USA.

         C. Spare parts inventory. Speizman agrees at the time of signing of this contract, to pay Marzoli $150,000 for the spare parts that are currently in Spartanburg. As soon as the sale of parts at their cost value of $150,000 is exceeded through sales cost, Speizman will pay for the other parts that are currently in inventory as they are sold on a monthly basis through 12/31/99. In December 1999, Speizman and Marzoli will determine if the parts that have not been sold will either be sent back to Marzoli or thrown away. Those parts that are still active as determined by Speizman and Marzoli will be purchase at their agreed upon price by Speizman and Marzoli.

9. Showroom installation. Speizman would not be able to effectively sell machines without this showroom installation. As soon as Marzoli and Vouk present their latest technology, Speizman would agree to the following:

         A. Marzoli will fax Speizman the price that Marzoli must net for the current showroom equipment. Speizman is responsible for adding any profit that they might make to these prices.

         B. As Marzoli and Vouk introduce new pieces of equipment to their product range, they will fax Speizman their new prices of each piece of equipment. Marzoli and Vouk will inform Speizman to begin selling part of the old line and what price they want to net for each piece of equipment in the old line. After Speizman sells the equipment and collects the money, Speizman will forward the money to Marzoli and Vouk.

                  This will be done on piece at a time rather than all at one time. This process will continue on a revolving basis. Speizman will commit to pay for the cost of the new
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         equipment for the USA showroom with equal monthly payments at LIBOR plus 1% interest on the unpaid balance over a 36-month period.

10. Marzoli agrees to pay the IRS the $120,000 due the IRS before removing the funds from the current Marzoli U.S. company.

11. Speizman Yarn Machines will be responsible for the leasing of the building as well as all of the apartments. At Speizman's expense and risk, Speizman will try to sublet the current building and move the facility to Charlotte if it is possible without disrupting the current personnel.

12. PRICING. Marzoli agrees to sell Speizman Industries Marzoli and Vouk equipment, CIF Charleston, South Carolina, with the installation and erection group from Italy, included in the price. Marzoli and Speizman will agree upon prices based in market conditions to sell the Vouk and Marzoli equipment in the USA and Canada.

         As mentioned above in Item, it would be best for the first few sales to continue with the practice of selling the equipment of Speizman purchasing the equipment CIF Charleston or Canadian port. After we both understand our pricing and cost better, I believe it would be more efficient for Speizman to buy the machines crated for sea shipment FOB the Marzoli or Vouk factories. We could then add in a rate which you would give us for the erection team for each deal.

13. The contract both Marzoli and Vouk will be valid from July 15, 1998 and will expire on December 31, 2000.



F.LLI MARZOLI  C. S.P.A.                       /s/ Robert S. Speizman, President

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